[Schulte Roth & Zabel LLP Letterhead]

December 27, 2010

VIA EDGAR

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-0508

Re:	Advantage Advisers Augusta Fund, L.L.C. Investment Company Act of 1940 File No. 811-07641

Ladies and Gentlemen:

On behalf of Advantage Advisers Augusta Fund, L.L.C. (the "Fund"), we are transmitting for filing with the Securities and Exchange Commission, amendment no. 1 to the Fund's Issuer Tender Offer Statement on Schedule TO.

Please call me at (212) 756-2763 if you have any questions regarding this filing.

Thank you for your assistance regarding this matter.

Very truly yours,

/s/ John G. Jerow
John G. Jerow